Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	2015	2014	2013	2012	2011
Pretax income from operations:
Net income	$270.7	$51.4	$478.0	$221.0	$335.7
Add income tax expense (benefit)	97.0	123.7	(173.2)	(65.3)	(29.5)
Pretax income from operations	367.7	175.1	304.8	155.7	306.2
Add fixed charges:
Interest expense on corporate debt	45.0	43.9	51.3	66.2	76.3
Interest expense on investment borrowings and borrowings related to variable interest entities	49.9	48.9	54.0	48.4	37.8
Interest added to policyholder account balances	122.7	173.0	232.5	260.5	282.5
Portion of rental (a)	14.1	15.1	13.3	14.6	13.1
Fixed charges	231.7	280.9	351.1	389.7	409.7
Adjusted earnings	$599.4	$456.0	$655.9	$545.4	$715.9
Ratio of earnings to fixed charges	2.59X	1.62X	1.87X	1.40X	1.75X

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(a)	Interest portion of rental is estimated to be 33 percent.